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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.

1. Name and Address of Reporting Person: Philip R. Lacerte, 3535 Gillespie #7-D, Dallas, TX 75219
2.   Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)
3.   IRS or Social Security Number of Reporting Person (Voluntary):
4.   Statement for Month/Year: 10/2000
5.   If Amendment, Date of Original (Month/Year):
6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: Chief Executive Officer
7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year): 10/13/2000
3. Transaction Code:
(a) C (1) See Explanation Below
(b) J (2) See Explanation Below
4. Securities Acquired (A):
(a) 832,967
(b) 42,500
5. Amount of Securities Beneficially Owned at End of Month: 945,467
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership: N/A

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security:
(a) Option
(b) Repurchase Option
(c) Convertible Note
2. Conversion or Exercise Price of Derivative Security:
(a) $1.50/share
(b) $1.00/share
(c) $1.00/share
3. Transaction Date (Month/Day/Year):  10/13/2000
4. Transaction Code:
(a) A
(b) J (2) See Explanation Below
(c) C (1) See Explanation Below
5. Number of Derivative Securities
 Acquired (A):
(a) 400,000
 Disposed (D):
(b) 1,000,000
(c) 806,000


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6. Date Exercisable and Expiration Date (Month/Day/Year):
(a) 10/13/2000 - 10/13/2005
(b) N/A
(c) N/A
7. Title and Amount of Underlying Securities: Common Stock
8. Price of Derivative Security: N/A
9. Number of Derivative Securities Beneficially Owned at End of Month: 500,000
10. Ownership Form of Derivative Security:  Direct (D)
11. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:
(1) The reporting person converted approximately $832,967 in principal and accrued interest to shares of common stock pursuant to the terms of a $1.5 million line of credit at a conversion rate of 1 share of common stock for every $1.00 of principle and accrued interest.
(2) The reporting person was issued shares in exchange for release and settlement of claims against the issuer.



Signature of Reporting Person:__________________________
Date:     11/15/2000              Philip R. Lacerte